São Paulo, October 29, 2003 - SADIA S.A.

(BOVESPA: SDIA4; NYSE: SDA), the Brazilian processed foods, poultry and pork market leader, reported today its earnings for the third quarter of 2003 (3Q03). The Company's operating and financial information, except where indicated otherwise, is presented in Brazilian reais, based upon consolidated numbers according to BR GAAP. All of the comparisons in this report are with respect to the same period in 2002, except when specifically specified to the contrary.

"The third quarter 2003 results were very positive and signal optimism about overall performance during the year," stated Walter Fontana Filho, Sadia's CEO. "The company continues to reap the benefits of the in-house reorganization carried out at the end of the 1990s, of a maintenance of our focus on providing customer services and on the opening up of new export markets. The recent efforts of our sales teams have been compensated. In Brazil, we were able to post a good level of sales - despite a 14.6% average decline in consumer income (PME Sept/03 - IBGE, the Brazilian Statistics Institute), revenues from processed products increased 22.4%. The share of these products as a percentage of domestic sales, which was 53% in 1998, jumped to 81% during the first nine months of 2003. We reached our objective of recovering margins, which deteriorated significantly in 2002 and only partially recovered during the first months of this year. In 3Q03, the company balanced generation of earnings between the domestic and overseas markets. We set a new export record during 3Q03, a quarter notable for a significant growth in product mix, with greater share of processed lines (more profitable) and rising sales of poultry cuts, which adds greater value to fresh meat products. In operating terms, the effort made by all of our employees ensured a greater efficiency in expenses, contributing to a reduction in capital employed, in spite of increased revenues. The company's financial management continued to strive to reduce net indebtedness, seeking lower-cost credit lines with longer maturities. Costs should remain stable through to the end of 2003, except for grains, which are expected to rise slightly during the off-season. However, the impact of this should be attenuated as a result of the favorable positioning of our inventory. In Brazil, in our opinion collective bargaining wage agreements in a number of sectors of the economy will contribute to a boosting of disposable income along with more accessible credit within a low-inflation environment. This will lead to a state of spirit that is more amenable to consumption. To this end, the evolution of continuous planning and logistical processes puts the company in an especially good position to take advantage of the resurgence of demand that is traditional during the fourth quarter, leading us to believe that year-end results will be good."

HIGHLIGHTS - R$ THOUSAND

	Jan-Sep 02	Jan-Sep 03	Chg.%	3Q02	3Q03	Chg.%
Gross Operating Revenue	3,305,310	4,126,737	24.9%	1,280,719	1,448,378	13.1%
Domestic Market	1,909,465	2,238,798	17.2%	674,543	776,261	15.1%
Export Market	1,395,845	1,887,939	35.3%	606,176	672,117	10.9%
Net Operating Revenue	2,988,364	3,727,776	24.7%	1,164,337	1,309,254	12.4%
Gross Profit	920,504	1,064,611	15.7%	376,262	432,838	15.0%
Gross Margin	30.8%	28.6%	-	32.3%	33.1%	-
EBIT	269,509	347,947	29.1%	139,370	186,154	33.6%
Net Income	165,576	291,173	75.9%	96,374	108,422	12.5%
EBITDA	360,916	444,179	23.1%	169,724	218,026	28.5%
EBITDA Margin	12.1%	11.9%	-	14.6%	16.7%	-
Exports / Gross Operating Revenue	42.2%	45.7%	-	47.3%	46.4%	-
Net Debt to Equity	88.9%	32.4%		-	-	-
Net Debt / EBITDA (last 12 months)		2,2	0,9	-	-	-

GROSS OPERATING REVENUE

Three factors contributed to the 13.1% increase in Sadia's revenues in 3Q03:

•	Realignment of prices on the domestic market to confront the strong increase in accumulated costs since 2002;
•	Growth in export volumes, which set a new record during the period, within a scenario of recovery of average poultry and pork prices on the international market;
•	An improvement in the mix, with an increase of the share of processed products in overall sales, on both the domestic and overseas markets.

With margins pressured by the increase in costs since 2002, Sadia was forced to realign its prices on the domestic market, opting to partially concede sales volumes in order to recover profitability.

On the export market, the recovery of international prices and an increase in the volume of poultry and pork exports led to an increase of sales in dollar terms, despite the appreciation of the Brazilian currency, the real. Exports as a share of gross revenues was 46.4% in 3Q03, compared to 47.3% in 3Q02.

The strategy of selling higher value added products has made it possible to have an increasingly flexible and more profitable mix, notably more processed foods in the export portfolio and their consolidation on the domestic market. Compared to 3Q02, the share of processed products in the composition of domestic sales rose from 76.5% to 81.4%.

GROSS OPERATING BREAKDOWN

GROSS OPERATING REVENUES- R$ MILLION

PHYSICAL SALES - tons

SALES VALUE - R$ thousand

DOMESTIC MARKET

Despite a decline of disposable consumer income, domestic sales during 3Q03 were 15.1% higher than 3Q02. This can be attributed to a strict policy of maintaining profitability, the strength of the Sadia brand name and the rationalization of its portfolio of products.

Even with a 4.9% drop in volumes of processed products sold, revenues from this segment increased 22.4%, contributing to the recovery of revenues from domestic operations. The company continued shipping most of its production of poultry and pork to the export market and to be used in the preparation of processed products.

In June, results from a survey conducted by the Interbrand (U.K.) consulting firm demonstrated that for the second consecutive year the Sadia brand was the most valuable brand in the Brazilian food market. After commemorating the tenth anniversary of the launch of its first convenience line in July, in September Sadia was elected one of the Top5 Trusted Brands in Brazil in the Frozen Ready-to-Eat/Processed category in the Trusted Brand 2003 survey conducted by the Seleções magazine, with the support of the Ipson-Marplan Institute.

Combined efforts of the sales, logistics and marketing departments led to enhanced rationality and efficiency of the company's commercial operations. The concentrated work to market additional products and expand the portfolio of active clients to 67,000 in 3Q03 was accompanied by an increase in the level of services provided in all distribution channels. The daily presence in the news media and institutional reinforcement of the brand enabled Sadia to remain a presence in consumers' baskets of purchases.

In September, Sadia presented 35 products from 13 different lines at the Brazilian Supermarket Association (ABRAS) Fair. Highlights included the Sadia Vita vegetable cream, (vitamin-enriched and helps control levels of cholesterol and triglycerides) and the Brigadeiro, Romeo and Juliet and Apple and Nutmeg sweet pizzas, marking the entry of the company into new product categories. Other noteworthy products included Qualy Oliva margarine for cooking purposes; Vita Light sliced Italian salami with lower calories and fat content; three new flavors of Miss Daisy ice cream in pots - Strawberries with Chocolate Topping, Coconut Plum and Crispy Cream; and Cassava Balls filled with ground meat, which expands the snack line. These products will be on store shelves as of November.

GROSS OPERATING REVENUE - DOMESTIC MARKET

AVERAGE PRICE - R$ - DOMESTIC MARKET

EXPORT MARKET

Even facing unfavorable conditions, Sadia set a new export record during 3Q03. Despite the Brazilian currency, the real, having appreciated 17.3% during the year, the combination of an increase in volumes and a rise in the average price of poultry and pork on the international market resulted in a boost of 10.9% in export revenues.

Europe, which consolidated itself as Sadia's main market outside of Brazil, absorbed 36% of the total amount exported during the January-September 2003 period, compared to 30% for the same period in 2002. The protectionist restrictions imposed during the quarter, which raised chicken import quotas from 15% to 75% on average, compressed margins while sanitary problems and a heat wave reduced supply in the region, thus attenuating the impact of the tariff hikes.

The company continued opening up new markets, increasing shipments to East Europe and to Eurasia.

In addition, sales of processed products grew substantially. Their share in overall sales reached 10.3%, versus 7.8% in 3Q02.

Sadia continued to take advantage of the opportunities to increase the sale of poultry to the Japanese market, which in the first half of the year placed sanitary barriers against chicken meats from China.

The establishment of quotas by Russia caused a decline in the volume of pork sales to that country. It was difficult to redirect this line to other markets because of protectionist barriers against the Brazilian product in other regions.

Other successes during the quarter included the inclusion of Iraq as a Sadia client and the boosting of sales to South American countries.

Another highlight was the winning of the "Top Innovations of Anuga 2003" - Taste_03 award at the Anuga (Germany) International Food and Beverage Fair, for pizza nuggets. Sadia was the only Brazilian food manufacturer to receive this distinction.

GROSS OPERATING REVENUE - EXPORT MARKET

AVERAGE PRICE - R$ - EXPORT MARKET

EXPORT BY REGION - SALES

OPERATING INCOME

Net sales totaled R$ 1,309.3 million, 12.4% higher than the figure recorded in 3Q02.

However, cost lines continued to be pressured. The prospect of a poor U.S. grain harvest and the retention of inventory by producers led to price hikes during the year. During the nine months of 2003, soybeans rose 35.4% and corn was up 28.4% compared to the same period of 2002. Packaging costs did not accompany the appreciation of the Brazilian real against the dollar, rising 69.1% on the year (7.0% during the quarter). Nevertheless, gross profit was 15.0% higher, guaranteeing a gross margin of 33.1%, mainly due to the success of the strategy for the acquisition and stockpiling of grains.

It is important to note that in 3Q02 Sadia took a R$ 27.2 million non-recurring reduction of costs referring to a reversal of IPI export credits. This accounting procedure improved the profitability of the period compared to the current quarter. Adjusted for this effect, gross margin went up from 32.3% to 30.0% in 3Q02, compared to 33.1% posted in 3Q03.

Operating expenses were only 4.1% higher than those from 3Q02. To this effect, efforts to contain costs were of fundamental importance for increasing efficiency.

Thanks to a renegotiation of freight costs, the optimization of the logistical structure and an improvement in managing marketing funds, it was possible to maintain the cost of sales at 17.2% of net revenues (19.9% in 3Q02), including with a 3% nominal decline compared to 3Q02. The efforts to control telephone, travel and technical consulting expenses resulted in a reduction of administrative expenditures of 5.7%, representing only 0.9% of net revenues.

As a result of the recovery of margins on the domestic market, an improvement in the mix and better employment of operating resources, EBIT amounted to R$ 186.2 million in 3Q03, 33.6% higher than in 3Q02, increasing the margin to 14.2%, compared to 12.0% in 3Q02. YTD EBIT totaled R$ 347.9 million.

As a consequence of the combination of these factors, EBITDA totaled R$ 218.0 million in 3Q03, a 28.5% increase over the R$ 169.7 million recorded in 3Q02. Accumulated EBITDA for the first nine months of 2003 reached R$ 444.2 million, growing 23.1% compared to the R$ 360.9 million posted during the same period the previous year. The EBITDA margin rose from 14.6% in 3Q02 to 16.7% in 3Q03.

FINANCIAL INCOME

During 3Q03, Sadia had net financial expenses of R$ 33.9 million versus R$ 111.2 million in 3Q02.

Of note during the period was the improvement in average receivables term, which fell from 38 to 23 days, due to receivables operations in Brazil and abroad. Coupled with other operating initiatives to reduce working capital, the financial cycle declined from 122 to 79 days in 2003.

Sadia also maintained its strategy to protect liabilities and assets against exchange risk, elongating maturities and reducing its dollar exposure through the use of derivative financial instruments such as currency exchange contracts ("swaps") and futures contracts.

GAINS FROM INVESTMENTS IN SUBSIDIARIES

Gains from investments in subsidiaries totaled R$ 7.3 million in 3Q03, compared to R$ 67.0 million in 3Q02. This result is explained mainly by the impact of the exchange variation on the assets of the company's overseas subsidiaries.

NET INCOME

In 3Q03, Sadia posted net income of R$ 108.4 million versus R$ 96.4 million in 3Q02. Net income accumulated through September 2003 was R$ 291.2 million, compared to R$165.6 for the same period of the previous year. Return on equity (ROE) was 19.3% in 2003 versus 13.1% in 2002.

It is worth noting that during the quarter a provision for income tax and social contribution totaling R$ 31.2 million was taken against a tax credit of R$ 2.0 million booked in 3Q02.

Due to the improved results, Sadia set aside a provision of R$ 19.4 million for profit sharing for its 34,000 employees. During the year, this reserve has already reached R$30.5 million.

CAPITAL STRUCTURE

On September 30, the debt-to-equity ratio was 32.4%. At the end of 3Q00, the net debt represented 100.8%, falling to 89.1% in 3Q01 and 88.9% in 3Q02. As a result of the increase of the EBITDA and declining indebtedness, the net debt/EBITDA ratio was 0.9 in 3Q03 compared to 2.2 in 3Q02. At the end of 3Q03, Sadia's net debt totaled R$ 487.5 million, corresponding to 37.2% of net revenues (R$ 1.1 billion and 37.4% in 3Q02 and R$ 650 million and 55.8% in 2Q03, respectively).

*EBITDA (last 12 months)

The company also has been adopting policies to lengthen the maturities of its debt, mainly credit lines linked to exports. According to the disbursement schedule for the upcoming years, the company has already gotten all resources needed to honor the forecast amortization up until 2006.

Besides long-term funds obtained from the IFC and the BNDES, Sadia uses rural credit and export foreign exchange contract advances, which offer the lowest market interest rates.

CAPITAL EXPENDITURES

During 3Q03, the company invested R$23.8 million, used mainly for improving processes and repositioning manufacturing equipment. Of the total invested, 46% was for processed products, 45% for poultry and 4% for pork. The remaining 5% went for other corporate support activities.

In the 2003 budget, the company has earmarked capital expenditures totaling R$ 132.5 million.

CAPITAL MARKETS AND GENERAL INFORMATION

The traded value and volume of Sadia's preferred shares set records in 3Q03. Shares appreciated by 71.1%, compared to a rise of 23.4% of the São Paulo Stock Exchange index. During the period, a total of 8,602 operations involving 105.5 million of the company's preferred shares were recorded. The average daily volume traded in 3Q03 was R$ 3.3 million compared to R$ 915,000 in 3Q02.

Sadia's shares were traded on 100% of the sessions of the Bovespa during the nine first months of 2003, accounting for 64.4% of the financial volume of all transactions involving the Brazilian food sector.

Holders of Sadia preferred stock have been showing a favorable qualitative distribution, pulverized in a balanced fashion, among all categories of investors trading at the São Paulo Stock Exchange. It is worth noting the increase in the share of foreign investors (18.7% in September 2002) and the investment funds (13.4% in September 2002), which contributed to the stock trading turnover and enhancement in liquidity.

The company's capital stock is represented by 683 million shares: 257 million common shares and 426 million preferred shares.

In 3Q03, Sadia's level II ADRs on the New York Stock Exchange (NYSE) appreciated by 70.7%, versus a 3.2% rise of the Dow Jones index. During the quarter, 233,000 Sadia ADRs were traded on the NYSE, totaling US$ 5.0 million, with 3% of the volume of trades concentrated in Sadia preferred shares.

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In October, IR Magazine announced that Sadia was one of the finalists for the IR Magazine Latin America Awards 2003, in the "Best Investor Relations by a Brazilian Company - Small and Mid Cap" category.

The prize is one of the most important in the field of IR in the world and will be awarded during an event to be held November 17 in New York, a date when Sadia also will participate in Brazil Day, hosting a panel discussion about the food market.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

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APPENDIX I

APPENDIX II

Price (Oct. 28, 2003): Pref SDIA4 = R$ 2.90 ADR SDA = US$ 30.50	Quantity of Shares: 683 million	Market Value: R$1.981 million US$ 693 million
Contacts: SADIA S.A. Luiz Murat Jr. CFO and Investor Relations Director Phone: (5511) 3649-3465 Fax: (5511) 3649-1785 grm@sadia.com.br www.sadia.com.br	Thomson Financial IR Carlos Lazar IR Consultant Tel.: (5511) 3897-6404 carlos.lazar@thomsonir.com.br
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